SETTLEMENT AGREEMENT



     THIS AGREEMENT is entered into as of this 14th day of March, 2001 by and between Eduverse.com, a Nevada corporation (the "Company") and Vaughn Barbon ("Barbon").

                                    RECITALS:

     WHEREAS, the Barbon has performed consulting and management services for the Company in the past whereby the Company is indebted to Barbon in the aggregate amount of $127,630.30 for certain financial, administrative and managerial services performed by Barbon, and/or advances provided by Barbon, and/or accrued interest on unpaid amounts due to Barbon thereunder; and

     WHEREAS, the Company is indebted to Barbon for repayment of such aggregate amount of $127,630.30; and

     WHEREAS, the Company and Barbon acknowledge that the aggregate amount of $127,630.30 is due and owing Barbon (the "Debt"); and

     WHEREAS, the Company agrees to issue to Barbon 2,989,000 shares of its restricted common stock at $0.0427 per share (the "Shares") as full and complete satisfaction of the Debt pursuant to Company Board of Directors authorized resolutions dated March 14, 2001.


                                    AGREEMENT

     1. The Company shall issue to Barbon 2,989,000 Shares in full and complete satisfaction of the Debt.

     2. Barbon agrees to accept the issuance and delivery of 2,989,000 Shares in full settlement and satisfaction of the Debt, and further agrees to release and forever discharge the Company from any and all causes of action, debts, sums of money, claims and demands whatsoever, in law or in equity, related to the Debt, which Barbon now or hereafter can, shall or may have.

     3. Barbon is aware that the Shares are not being registered under the Securities Act of 1933, as amended (the "Securities Act"). Barbon understands that the Shares are being issued in reliance on the exemption from registration provided by Section 4(2) thereunder. Barbon understands that it may be required to bear the economic risk of this investment for an indefinite period of time because there is currently no trading market for the Shares and the Shares cannot be resold or otherwise transferred unless applicable federal and state securities laws are complied with or exemptions therefrom are available.

     4. Barbon represents and warrants that the Shares are being acquired solely for Barbon's own account, for investment purposes only, and not with a view to or in connection with, any resale or distribution. Barbon understands that the Shares are nontransferable unless the Shares are registered under the Securities Act and under any applicable state securities law or an opinion of counsel satisfactory to the Company is delivered to the Company to the effect that any proposed disposition of the Shares will not violate the registration requirements of the Securities Act and any applicable state securities laws. Barbon further understands that the Company has no obligations to register the Shares under the Securities Act or to register or qualify the Shares for sale under any state securities laws, or to take any other action, through the establishment of exemption(s) or otherwise, to permit the transfer thereof.

     5. Barbon has had an opportunity to ask questions of and received answers from the officers, directors and employees of the Company or a person or persons acting on its or their behalf, concerning the financial position of the Company.

     6. This Settlement Agreement shall be effective as of March 14, 2001, and shall be binding upon and inure to the benefit of the parties hereto and their respective assigns and successors.

                                      EDUVERSE.COM,
                                      a Nevada Corporation


                                      By:
                                      --------------------------
                                      President


                                      VAUGHN BARBON


                                      By:
                                      --------------------------